Exhibit 12.1

AVON PRODUCTS, INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Income from continuing operations before taxes and noncontrolling interest	$742.6	$945.4	$913.7	$1,223.0	$797.7
Fixed charges	$136.0	$134.0	$151.7	$147.8	$154.3
Amortization of capitalized interest	$0.9	$0.7	$0.6	$0.5	$2.6
Capitalized interest	$(0.4)	$(5.3)	$(4.9)	$(4.9)	$—
Earnings before income taxes, plus fixed charges and amortization of capitalized interest less capitalized interest	$879.1	$1,074.8	$1,061.1	$1,366.4	$954.6
Ratio of earnings to fixed charges	6.5	8.0	7.0	9.2	6.2